Filed Pursuant to Rule 424(b)(2)
Registration No. 333-85646

The information in this pricing supplement is not complete and may be changed

Subject to Completion
Preliminary Pricing Supplement dated July 19, 2005

Pricing Supplement to the Prospectus dated July 1, 2002
and the Prospectus Supplement dated September 17, 2004

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. E-062
Principal Protected Notes due August   , 2010
Linked to the Performance of a Basket of Real Estate Investment Trusts

Issuer:	Barclays Bank PLC

Issue Date:	August , 2005

Maturity Date:	August , 2010

Coupon:	We will pay you interest of [1.25%] payable annually in arrears. Annual interest payments will be calculated on an actual/actual basis as described in this pricing supplement during the term of the Notes.

Basket:	An equally weighted basket of the common stock of five Real Estate Investment Trusts (REITs) (each a “Basket Stock”, and together, the “Basket Stocks”) in accordance with the following ratios: Simon Property Group, Inc. 20%, Equity Office Properties Trust 20%, Equity Residential 20%, Vornado Realty Trust 20%, General Growth Properties, Inc. 20%.

Participation Rate:	100%

Payment at Maturity:	At maturity you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. At maturity, you will also receive your final coupon payment.

Basket Return:	The basket return equals $1,000 times the lesser of 30% and the basket performance. However, if the basket performance is zero or negative, the basket return will equal zero.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the stocks in the basket between August , 2005 (the “initial valuation date”) and August , 2010 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

R(i) Final = Reference Price of each Basket Stock R(i)on the final valuation date

R(i) Initial = Reference Price of each Basket Stock R(i)on the initial valuation date

W(i) = Weighting of each Basket Stock R(i)

The Reference Prices will be determined by reference to the official closing prices of shares of the common stock of the Basket Stocks traded on the New York Stock Exchange: Simon Property Group, Inc., Common Stock, $0.0001 par value, traded under the symbol “SPG”; Equity Office Properties Trust, Common Stock, $0.01 par value, traded under the symbol “EOP”; Equity Residential, Common Stock, $0.01 par value, traded under the symbol “EQR”; Vornado Realty Trust, Common Stock, $0.04 par value, traded under the symbol “VNO”; General Growth Properties, Inc., Common Stock, $0.01 par value, traded under the symbol “GGP”. For the definition of Reference Price, see page PS-21.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

See “Risk Factors” beginning on page PS-8 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Proceeds to
	Price to Public	Fees and Discounts	Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

Barclays Capital
Pricing Supplement dated August   , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT
PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-8
THE BASKET	PS-12
VALUATION OF THE NOTES	PS-18
SPECIFIC TERMS OF THE NOTES	PS-18
USE OF PROCEEDS AND HEDGING	PS-22
CAPITALIZATION OF BARCLAYS BANK PLC	PS-24
SUPPLEMENTAL TAX CONSIDERATIONS	PS-25
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-26

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED
TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND
OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection, an annual coupon, and 100% participation in any appreciation, up to 30%, of the value of an equally weighted basket of five exchange-traded stocks of Real Estate Investment Trusts (“REITs”) – Simon Property Group, Inc., Equity Office Properties Trust, Equity Residential, Vornado Realty Trust, General Growth Properties, Inc. (the “Basket Stocks”) – at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” equals $1,000 times the Participation Rate times the lesser of 30% and the basket performance. If, however, the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the five stocks in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

R(i)Final = Reference Price of each Basket Stock R(i) on the final valuation date

R(i)Initial = Reference Price of each Basket Stock R(i) on the initial valuation date

W(i) = Weighting of each Basket Stock R(i)

You will receive at least $1,000 per $1,000 principal amount of your Notes plus annual coupon payments if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will pay you interest of 1.25% payable annually in arrears. Yearly interest payments will be calculated on an actual/actual basis as described in this pricing supplement. For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on an actual/actual basis. The day count fraction will be equal to the actual number of days in an interest period divided by either 365 or, if any portion of the relevant interest period falls in a leap year, by the sum of (a) the actual number of days in that portion of the interest period falling in a leap year divided by 366 and (b) the actual number of days in that portion of the interest period falling in a nonleap year divided by 365. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no basket return payable at maturity if the basket performance is zero or negative.

What Are Some of the Risks of the Notes?

•	Market Risk – The extent to which the return on the Notes is positive is linked to the performance of the basket, which will depend on the performance of the Basket Stocks. Stock prices may change unpredictably, affecting the official closing prices of shares of the Basket Stocks, and, consequently, the value of your Notes in unforeseeable ways.

•	Limited Portfolio Diversification – The Basket Stocks are concentrated in the real estate sector and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $1,000 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Dividend Payments – the Basket Performance for each Basket Stock will be determined without taking into account the value of any dividends paid on the Basket Stock.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in share prices in general and share prices of the Basket Stocks in particular.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers a guaranteed coupon and principal protection when held to maturity.

•	You seek an investment with a return linked to the performance of the Basket Stocks.

The Notes may not be a suitable investment for you if:

•	You seek an investment that is exposed to the full upside performance of the Basket Stocks where your return is not capped.

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in share prices in general or share prices of the Basket Stocks in particular.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of traditional fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the stocks or real estate sectors of your portfolio.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of Sullivan & Cromwell LLP, the Notes will be characterized, for tax purposes, as debt instruments subject to special rules governing contingent payment debt obligations. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations –Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available to offset subsequent income inclusions or as an ordinary loss upon maturity of your Note. See “Supplemental Tax Consideration – Supplemental U.S. Considerations – Adjustments to Interest Accruals on the Notes.”

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals: (i) the lesser of 30%, or (ii) the weighted average of the percentage change (which may be positive or negative) in the price of each of the stocks in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

R(i)Final = Reference Price of each Basket Stocks R(i) on the final valuation date

R(i)Initial = Reference Price of each Basket Stocks R(i) on the initial valuation date

W(i) = Weighting of each Basket Stock R(i)

Step 2: Calculate the basket return.

Basket Return =   $1,000 x Participation Rate x (the lesser of 30% and the Basket Performance)

If the basket performance is zero or negative, however, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return plus your final coupon payment.

You will not receive less than $1,000 per $1,000 principal amount of the Notes if you hold the Notes to maturity. At maturity you will also receive your final coupon payment.

Hypothetical Examples

Assumptions:

Basket:	An equally weighted stock basket consisting of Simon Property Group, Inc., Equity Office Properties Trust, Equity Residential, Vornado Realty Trust, General Growth Properties, Inc.

Initial Investment:	$1,000

Participation Rate:	100%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero, plus the final coupon payment.

Example 1

Step 1: Calculate the basket performance.

			Basket		Weighted
			Stock		Basket
Basket Stock	R(i) Initial	R(i) Final	Performance	Weight	Performance

Simon Property Group, Inc.	$72.49	$ 90.00	24.16%	20.00%	4.83%
Equity Office Properties Trust	$33.10	$ 45.00	35.95%	20.00%	7.19%
Equity Residential	$36.82	$ 50.00	35.80%	20.00%	7.16%
Vornado Realty Trust	$80.40	$110.00	36.82%	20.00%	7.36%
General Growth Properties, Inc.	$41.09	$ 60.00	46.02%	20.00%	9.20%

Total Basket Performance (actual)					35.75%
Total Basket Performance (if subject to cap)					30.00%

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x (the lesser of 30% and the Basket Performance)

Basket Return = $1,000 x 100% x 30.00%

Basket Return = $300.00

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $300.00

Payment at Maturity = $1,300.00

30.00% Return on Investment*

* Not including coupon payments.

Example 2

Step 1: Calculate the basket performance.

			Basket		Weighted
			Stock		Basket
Basket Stock	R(i) Initial	R(i) Final	Performance	Weight	Performance

Simon Property Group, Inc.	$72.49	$75.00	3.46%	20.00%	0.69%
Equity Office Properties Trust	$33.10	$35.00	5.74%	20.00%	1.15%
Equity Residential	$36.82	$40.00	8.64%	20.00%	1.73%
Vornado Realty Trust	$80.40	$85.00	5.72%	20.00%	1.14%
General Growth Properties, Inc.	$41.09	$45.00	9.52%	20.00%	1.90%

Total Basket Performance (actual)					6.62%
Total Basket Performance (if subject to cap)					6.62%

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x (the lesser of 30% and the Basket Performance)

Basket Return = $1,000 x 100% x 6.62%

Basket Return = $66.20

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $66.20

Payment at Maturity = $1,066.20

6.20% Return on Investment*

* Not including coupon payments.

Example 3

Step 1: Calculate the basket performance.

			Basket		Weighted
			Stock		Basket
Basket Stock	R(i) Initial	R(i) Final	Performance	Weight	Performance

Simon Property Group, Inc.	$72.49	$65.00	–10.33%	20.00%	–2.07%
Equity Office Properties Trust	$33.10	$25.00	–24.47%	20.00%	–4.89%
Equity Residential	$36.82	$30.00	–18.52%	20.00%	–3.70%
Vornado Realty Trust	$80.40	$70.00	–12.94%	20.00%	–2.59%
General Growth Properties, Inc.	$41.09	$40.00	–2.65%	20.00%	–0.53%

Total Basket Performance (actual)					–13.78%
Total Basket Performance (if subject to cap)					–13.78%

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x (the lesser of 30% and the Basket Performance)

Basket Return = $1,000 x 100% x –13.78%

Basket Return = $0.00

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0.00

Payment at Maturity = $1,000

0.00% Return on Investment*

* Not including coupon payments.

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –100%.

Table 1—Hypothetical returns based on a participation rate of 100%

% Basket	Basket	Payment at	% Return
Performance	Return	Maturity	on Notes*

100.00%	$ 30.00	$1,300.00	30.00%
90.00%	$ 30.00	$1,300.00	30.00%
80.00%	$ 30.00	$1,300.00	30.00%
70.00%	$ 30.00	$1,300.00	30.00%
60.00%	$ 30.00	$1,300.00	30.00%
50.00%	$ 30.00	$1,300.00	30.00%
40.00%	$ 30.00	$1,300.00	30.00%
30.00%	$ 30.00	$1,300.00	30.00%
20.00%	$ 20.00	$1,200.00	20.00%
10.00%	$ 10.00	$1,100.00	10.00%
0.00%	$ 0.00	$1,000.00	0.00%
–10.00%	$ 0.00	$1,000.00	0.00%
–20.00%	$ 0.00	$1,000.00	0.00%
–30.00%	$ 0.00	$1,000.00	0.00%
–40.00%	$ 0.00	$1,000.00	0.00%
–50.00%	$ 0.00	$1,000.00	0.00%
–60.00%	$ 0.00	$1,000.00	0.00%
–70.00%	$ 0.00	$1,000.00	0.00%
–80.00%	$ 0.00	$1,000.00	0.00%
–90.00%	$ 0.00	$1,000.00	0.00%
–100.00%	$ 0.00	$1,000.00	0.00%

*	You will receive five annual coupon payments of [1.25%] per $1,000 principal amount in addition to this return.

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of an equally weighted basket of five REITs which are listed on the New York Stock Exchange – Simon Property Group, Inc., Equity Office Properties Trust, Equity Residential, Vornado Realty Trust, General Growth Properties, Inc. (the “Basket Stocks”). Investing in the Notes is not equivalent to investing directly in the Basket Stocks themselves. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity. You Will Also Only Receive All Guaranteed Coupon Payments If You Hold Your Notes to Maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold nor will you receive all of your guaranteed coupon payments. You should be willing to hold your Notes to maturity.

The Limit on the Basket Performance Limits Your Potential Return at Maturity

The Notes provide less opportunity to participate in the appreciation of the Basket Stocks than a direct investment in a security linked to the Basket Stocks because the basket performance can be no greater than 30%. Accordingly, your return on the Notes may be less than your return would be if you made a direct investment in a security linked to the performance of the Basket Stocks that would allow for unlimited participation in the Basket Stocks, assuming that the overall level of the Basket Stocks has not decreased over the term of the Notes.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Stock If Such Appreciation is Not Reflected in its Official Closing Price on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount and the final coupon payment. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of official closing prices of the Basket Stocks (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the five year term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Stock Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary) market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the official closing prices of the Basket Stocks will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the dividend rate paid on the Basket Stocks (while not paid to holders of the Notes, dividend payments on the Basket Stocks may influence the market price of the Basket Stocks and the market value of options on the Basket Stocks and therefore affect the market value of the Notes);

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Stocks or that affect the real estate markets generally; or

•	changes in the volatility of the Basket Stocks

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

If the Market Price of the Basket Stocks Changes, the Market Value of Your Notes May Not Change in the Same Manner

Owning the Notes is not the same as owning the Basket Stocks. Accordingly, changes in the market price of the Basket Stocks may not result in a comparable change in the market value of the Notes. If the aggregate market price of the Basket Stocks increases above their aggregate initial price, the market value of the Notes may not increase. It is also possible for the aggregate market price of the Basket Stocks to increase moderately while the market value of the Notes declines.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a basket which currently reflects the return on the common stock of five REITs, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the stocks in the basket are concentrated in one sector: real estate. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the value of your Notes will increase.

There May Not Be an Active Trading Market in the Notes; Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Basket Stocks May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing Basket Stocks, futures or options on Basket Stocks, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Basket Stocks, and we may adjust these hedges by, among other things, purchasing or selling Basket Stocks, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Basket Stocks and the value of the basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Basket Stocks, the exchange-traded futures and forward contracts on the Basket Stocks, and other investments relating to Basket Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of Basket Stocks, the value of the basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Basket Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes. If they do, trading of the Notes may cause Barclays Capital Inc. or other affiliates of Barclays Bank PLC to be long or short the Notes in their inventory. The supply and demand for the Notes, including inventory positions of market makers, may affect any secondary market price for the Notes. The indenture governing the Notes does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of any Basket Stocks acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold Basket Stocks for the benefit of holders of the Notes in order to enable the holders to exchange their Notes for Basket Stocks under any circumstances. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any Basket Stocks that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Basket Stocks, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Stocks, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Basket Stocks and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

You Have No Shareholder Rights in the Basket Stocks

As an owner of the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights that holders of Basket Stocks may have.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the Issuers and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with any of Simon Property Group, Inc., Equity Office Properties Trust, Equity Residential, Vornado Realty Trust or General Growth Properties, Inc. (together ”the Issuers”) in any way and have no ability to control or predict the actions of the Issuers, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity, and have no ability to control the public disclosure of these corporate actions or any other events or circumstances affecting the Issuers.

The Issuers are Not Involved in the Offer of the Notes in Any Way and Have No Obligation to Consider Your Interest as an Owner of the Notes in Taking any Corporate Actions that Might Affect the Market Value of your Notes. the Issuers May Take Actions that will Adversely Affect the Market Value of Your Notes.

None of the money you pay for the Notes will go to the Issuers. Neither we nor any of our affiliates assume any responsibility for the adequacy or accuracy of the information about the Basket Stocks or the Issuers contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Basket Stocks and the Issuers.

You Have Limited Antidilution Protection

Barclays Capital Securities Limited, as calculation agent for the Notes, will adjust the amount payable at maturity by adjusting the initial share price (initial share price) and the physical delivery amount for certain events affecting the Basket Stocks, such as stock splits and stock dividends, and certain other actions involving the Basket Stocks. However, the calculation agent is not required to make an adjustment for every corporate event that can affect the Basket Stocks. If an event occurs that is perceived by the market to dilute the Basket Stocks and does not require the calculation agent to adjust the amount of Basket Stocks payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected. You should refer to “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement for a description of the items that the calculation agent is responsible for determining.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting one or more Basket Stocks has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the official settlement prices or fixing prices on the relevant futures and forward contracts on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Stocks

The composition of the basket and the method of calculating the Reference Prices of the Basket Stocks may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if a Reference Price is not available for a Basket Stock for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the Reference Price of that Basket Stock, as it deems appropriate. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Prices” in this pricing supplement.

Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of the common stock of five REITs traded on the New York Stock Exchange, each of which falls within the real estate sector. Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Stocks or the basket.

The inclusion or exclusion of a stock in the basket is not a recommendation to invest in or divest any interest in such stock, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket, any Basket Stock or any represented sector. Any prospective investor in the Notes should understand the stocks should undertake an independent investigation of the Basket Stocks such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “stock investments” (i.e. trading of Basket Stocks, and other instruments and derivative products based on the Basket Stock, and/or the basket), may render investment advice to a third party with respect to one or more stock investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more stock investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such stock investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such stock investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

THE BASKET STOCKS

Simon Property Group

According to publicly available information, Simon Property Group, Inc. (“Simon Property”) is a Delaware corporation that operates as a self-administered and self-managed REIT. Simon Property Group, L.P. (the “Operating Partnership”)

is their majority-owned partnership subsidiary that owns all but one of their real estate properties. Simon Property is engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Their real estate properties consist primarily of regional malls, Premium Outlet centers and community shopping centers. As of December 31, 2004, they owned or held an interest in 297 income-producing properties in the United States, which consisted of 172 regional malls, 71 community shopping centers, 31 Premium Outlet centers and 23 other properties in 40 states plus Puerto Rico (collectively, the “Properties”, and individually, a “Property”). Their other Properties include retail space, office space, and/or hotel components. In addition, they also own interests in twelve parcels of land held in the United States for future development (together with the Properties, the “Portfolio”). Finally, they have ownership interests in 51 European shopping centers (located in France, Italy, Poland and Portugal); four Premium Outlet centers in Japan; one Premium Outlet center in Mexico; and one shopping center in Canada.

Simon Property Common Stock is traded on the New York Stock Exchange under the symbol “SPG”. The following table sets forth the quarterly high, low and closing prices for the common stock of SPG based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification. You should not take the historical prices of the Basket Stocks as an indication of future performance, which may be better or worse than that performance indicated by the prices reported below.

Historical Performance of SPG

Quarterly
Quarter	Close

March 30, 2001	$25.60
June 29, 2001	$29.97
September 28, 2001	$26.91
December 31, 2001	$29.33
March 29, 2002	$32.63
June 28, 2002	$36.84
September 30, 2002	$35.73
December 31, 2002	$34.07
March 31, 2003	$35.83
June 30, 2003	$39.03
September 30, 2003	$43.58
December 31, 2003	$46.34

Quarterly
Quarter	Close

March 31, 2004	$58.44
June 30, 2004	$51.42
September 30, 2004	$53.63
December 31, 2004	$64.67
March 31, 2005	$60.58
June 30, 2005	$72.49

Source: Bloomberg L.P.

Equity Office Properties Trust

According to publicly available information, Equity Office Properties Trust (“Equity Office”) is the largest owner of office properties in the nation, based on market capitalization and square footage. Equity Office owns, manages, leases, acquires and develops office properties. As of December 31, 2004, they owned office properties in 27 metropolitan areas including their 17 core markets which are Atlanta, Austin, Boston, Chicago, Denver, Los Angeles, Oakland/East Bay, Orange County, New York, Portland, Sacramento, San Diego, San Francisco, San Jose, Seattle, Stamford and Washington, D.C. They manage their properties on a portfolio-wide basis as compared to more traditional real estate owners who operate on a property-by-property basis. They believe this portfolio based approach to operating real estate allows them to operate efficiently while providing a high level of service to their tenants. Equity Office is a Maryland REIT. They were organized in 1996 and began operations in 1997. Equity Office is the sole general partner of EOP Operating Limited Partnership, a Delaware limited partnership (“EOP Partnership”). Equity Office owns substantially all of its assets and conducts substantially all its operations through EOP Partnership. As of December 31, 2004, Equity Office owned approximately 89.5% of the partnership units (“Units”) of EOP Partnership. The remaining Units in EOP Partnership are held by various limited partners who have the right to require redemption of their Units at any time from Equity Office.

The Equity Office Common stock is traded on the New York Stock Exchange under the symbol “EOP”. The following table sets forth the quarterly high, low and closing prices for the common stock of EOP based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification. You should not take the historical prices of the Basket Stocks as an indication of future performance, which may be better or worse than that performance indicated by the prices reported below.

Historical Performance of EOP

Quarterly
Quarter	Close

March 30, 2001	$28.00
June 29, 2001	$31.63
September 28, 2001	$32.00
December 31, 2001	$30.08
March 29, 2002	$29.99
June 28, 2002	$30.10
September 30, 2002	$25.82
December 31, 2002	$24.98
March 31, 2003	$25.45
June 30, 2003	$27.01
September 30, 2003	$27.53
December 31, 2003	$28.65
March 31, 2004	$28.89
June 30, 2004	$27.20
September 30, 2004	$27.25
December 31, 2004	$29.12
March 31, 2005	$30.13
June 30, 2005	$33.10

Source: Bloomberg L.P.

Equity Residential

According to publicly available information, Equity Residential (“EQR”) formed in March 1993 and, is a fully integrated real estate company engaged in the acquisition, development, ownership, management and operation of multifamily properties. EQR has elected to be taxed as a REIT. Equity Residential is one of the largest publicly traded real estate companies and is the largest publicly traded owner of multifamily properties (based on the aggregate market value of its outstanding Common Shares, the number of apartment units wholly owned and total revenues earned). Their corporate headquarters are located in Chicago, Illinois and they also lease (under operating leases) approximately thirty-five divisional, regional and area property management offices throughout the United States. They are the general partner of, and as of December 31, 2004 owned an approximate 93.3% ownership interest in ERP Operating Limited Partnership, an Illinois limited partnership (the “Operating Partnership”). Equity Residential is structured as an umbrella partnership REIT (“UPREIT”), under which all property ownership and business operations are conducted through the Operating Partnership and its various subsidiaries.

The Equity Residential Common stock is traded on the New York Stock Exchange under the symbol “EQR”. The following table sets forth the quarterly high, low and closing prices for the common stock of EQR based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification. You should not take the historical prices of the Basket Stocks as an indication of future performance, which may be better or worse than that performance indicated by the prices reported below.

Historical Performance of EQR

Quarterly
Quarter	Close

March 30, 2001	$26.02
June 29, 2001	$28.28
September 28, 2001	$29.20
December 31, 2001	$28.71
March 29, 2002	$28.74
June 28, 2002	$28.75
September 30, 2002	$23.94
December 31, 2002	$24.58
March 31, 2003	$24.07
June 30, 2003	$25.95
September 30, 2003	$29.28
December 31, 2003	$29.51
March 31, 2004	$29.85
June 30, 2004	$29.73
September 30, 2004	$31.00
December 31, 2004	$36.18
March 31, 2005	$32.21
June 30, 2005	$36.82

Source: Bloomberg L.P.

Vornado Realty Trust

According to publicly available information, Vornado Realty Trust (“Vornado”) is a fully-integrated REIT and conducts its business through Vornado Realty L.P., a Delaware limited partnership (the “Operating Partnership”). Vornado is the sole general partner of, and owned approximately 87% of the common limited partnership interest in, the Operating Partnership at December 31, 2004. They currently own directly or indirectly: office properties, retail properties, merchandise mart properties, temperature controlled logistics and other real estate investments.

The Vornado Realty Trust Common stock is traded on the New York Stock Exchange under the symbol “VNO”. The following table sets forth the quarterly high, low and closing prices for the common stock of VNO based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification. You should not take the historical prices of the Basket Stocks as an indication of future performance, which may be better or worse than that performance indicated by the prices reported below.

Historical Performance of VNO

Quarterly
Quarter	Close

March 30, 2001	$35.83
June 29, 2001	$39.04
September 28, 2001	$39.70
December 31, 2001	$41.60
March 29, 2002	$44.16
June 28, 2002	$46.20
September 30, 2002	$39.45
December 31, 2002	$37.20
March 31, 2003	$35.80
June 30, 2003	$43.60
September 30, 2003	$48.04
December 31, 2003	$54.75
March 31, 2004	$60.48
June 30, 2004	$57.11
September 30, 2004	$62.68
December 31, 2004	$76.13
March 31, 2005	$69.27
June 30, 2005	$80.40

Source: Bloomberg L.P.

General Growth Properties, Inc.

According to publicly available information, General Growth Properties, Inc. (“General Growth”), a Delaware corporation, is a self-administered and self-managed REIT. General Growth was organized in 1986 and through its subsidiaries and affiliates owns, operates, manages, leases, acquires, develops, expands and finances operating properties located primarily throughout the United States and develops and sells land for residential, commercial and other uses primarily in master-planned communities.

The General Growth Common stock is traded on the New York Stock Exchange under the symbol “GGP”. The following table sets forth the quarterly high, low and closing prices for the common stock of GGP based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification. You should not take the historical prices of the Basket Stocks as an indication of future performance, which may be better or worse than that performance indicated by the prices reported below.

Historical Performance of GGP

Quarterly
Quarter	Close

March 30, 2001	$11.65
June 29, 2001	$13.12
September 28, 2001	$11.59
December 31, 2001	$12.93
March 29, 2002	$14.73
June 28, 2002	$17.00
September 30, 2002	$17.17
December 31, 2002	$17.33
March 31, 2003	$17.98
June 30, 2003	$20.81
September 30, 2003	$23.90
December 31, 2003	$27.75
March 31, 2004	$35.15
June 30, 2004	$29.57
September 30, 2004	$31.00
December 31, 2004	$36.16
March 31, 2005	$34.10
June 30, 2005	$41.09

Source: Bloomberg L.P.

Where to Find More Information

The Basket Stocks are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file information specified by the Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by each Issuer with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by each Issuer under the Exchange Act can be located by reference to its SEC file number: Simon Property 001-14469, Equity Office 1-13115, Equity Residential 1-12252, Vornado 1-11954 and General Growth 1-11656. Information may also be obtained from other sources such as press releases, newspaper articles and other publicly disseminated documents.

The Notes are not sponsored, endorsed, sold or promoted by the Issuers. The Notes have not been passed on by the Issuers as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Issuers. The Issuers make no warranty and bear no liability with respect to the Notes.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the Issuers with the SEC.

We Obtained the Information About the Issuers and the Basket Stocks in this Pricing Supplement from the Issuers’ Public Filings.

As noted above, we have derived all information about the Issuers and the Basket Stocks in this pricing supplement from the publicly available documents referred to in the preceding paragraphs. We have not participated and will not participate in the preparation of any of those documents, nor have we made or will we make any “due diligence” investigation or any inquiry with respect to the Issuers in connection with the offering of your Note. We do not make any representation that any publicly available document or any other publicly available information about the Issuers is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this pricing supplement including events that would affect the accuracy or completeness of the publicly available documents referred to above or the trading price of the Basket Stocks - have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the Issuers could affect the value you will receive at maturity and, therefore, the market value of the Notes.

We Have No Obligation to Disclose Information About the Issuers That We May Obtain

We or any of our affiliates may currently or from time to time engage in business with the Issuers, including making loans to or equity investments in the Issuers or providing advisory services to the Issuers, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the Issuers and, in addition, one or more of our affiliates may publish research reports about the Issuers.

We have no obligation to disclose to you any information about the Issuers that we may acquire as a result of such activities. As an investor in the Notes, you should undertake such independent investigation of the Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the basket performance, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of $1,000 at maturity. At maturity you will also receive your final coupon payment.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero plus your final coupon payment. The “basket return” will be equal to $1,000 times the Participation Rate times the lesser of 30% and the basket performance. However, if the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average (which may be positive or negative) of the percentage increase in the price of each of the Basket Stocks between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

R(i) Final = Reference Price of each Basket Stock R(i) on the final valuation date

R(i) Initial = Reference Price of each Basket Stock R(i) on the initial valuation date

W(i)= Weighting of each Basket Stock R(i)

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the market price of the Basket Stocks and exchange-traded futures and forward contracts on the Basket Stocks on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of real estate prices, economic, financial, political, regulatory, or judicial events that affect the market price of Basket Stocks, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will pay you interest of [1.25%] payable annually in arrears. Annual interest payments will be calculated on an actual/actual basis as described in this pricing supplement. For each interest period, the calculation agent will calculate the coupon by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on an actual/actual basis. The day count fraction will be equal to the actual number of days in an interest period divided by either 365 or, if any portion of the relevant interest period falls in a leap year, by the sum of (a) the actual number of days in that portion of the interest period falling in a leap year divided by 366 and (b) the actual number of days in that portion of the interest period falling in a nonleap year divided by 365. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of $1,000 at maturity plus your final coupon payment.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero plus your final coupon payment. The “basket return” will be equal to $1,000 times the Participation Rate times the lesser of 30% and the basket performance. However, if the basket performance is zero or negative, the basket return will equal zero. The basket performance equals (i) the lesser of 30%, (ii) or the weighted average of the percentage change (which may be positive or negative) in the price of each of the Basket Stocks between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

R(i) Final = Reference Price of each Basket Stock R(i) on the final valuation date

R(i) Initial = Reference Price of each Basket Stock R(i) on the initial valuation date

W(i)= Weighting of each Basket Stock R(i)

The method of determination for the Reference Price for each Basket Stock is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Prices” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the fifth business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Prices

Reference Prices on the Initial Valuation Date

	SPG	EOP	EQR	VNO	GGP

R(i) Initial	$	$	$	$	$

Adjustments to the Basket and Reference Prices

The composition of the basket and/or the method of determining the Reference Price of a Basket Stock may be adjusted from time to time by the calculation agent, as follows:

•	In the event that an official closing price is not available for a Basket Stock for whatever reason, including any discontinuance of trading in the relevant Basket Stock by the relevant stock exchange, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Price as it deems appropriate.

By way of example, and without limitation, if a Basket Stock is discontinued by the exchange on which it is traded, the calculation agent may determine such Reference Price for that Basket Stock by reference to another stock traded on the same or another exchange or to its bid for the Basket Stock on the final valuation date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Stock. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than five business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

Any of the following in connection with a Basket Stock will be a market disruption event:

•	Price Source Disruption. The failure of the price source to announce or publish the Reference Price for a Basket Stock or the temporary or permanent discontinuance or unavailability of the price source;

•	Trading Suspension. The material suspension of trading in the Basket Stock on the relevant stock exchange;

•	Disappearance of Stock Reference Price. The failure of trading to commence, or the permanent discontinuation of trading, in the relevant Basket Stock on the relevant stock exchange or the discontinuation of trading in the relevant Basket Stock;

•	Trading Limitation. A material limitation imposed on trading for the relevant Basket Stock on the relevant stock exchange;

or, in any of these events, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•	a decision to permanently discontinue trading in the Basket Stock (see “– Adjustments to the Basket and Reference Prices” above).

For this purpose, an “absence of trading” in the primary exchange on which option or futures and forward contracts related to any Basket Stocks are traded will not include any time when that exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London and New York City generally are authorized or obligated by law, regulation or executive order to close.

Modified Business Day

Any payment on the Notes that would otherwise be on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Price of the Basket Stocks, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of Basket Stocks included in or linked to the basket and/or listed and/or over-the-counter options or futures or forward on the Basket Stocks prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Stocks,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Stocks,

listed or over-the-counter options or futures or forwards on Basket Stocks or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Stocks or other components of the stock market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out our authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities as at December 31, 2004. The figures set out in the table below were extracted from our audited financial statements for the year ended December 31, 2004, which were prepared in accordance with generally accepted accounting principles in the United Kingdom. We will prepare our financial statements for periods subsequent to December 31, 2004 in accordance with International Financial Reporting Standards.

As of December 31, 2004

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of $0.01 each(1)	150,000
Authorized preference share capital – shares of $100 each(2)	—
Authorized preference share capital – shares of €100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of £100 each(3)	—
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of $0.01 each	—
Preference shares – issued and fully paid shares of $100 each(2)	—
Preference shares – issued and fully paid shares of €100 each(4)	100
Preference shares – issued and fully paid shares of £1 each(5)	1
Preference shares – issued and fully paid shares of £100 each(3)	—
£ million
Group shareholders’ funds
Called up share capital	2,316
Share premium(6)	6,531
Revaluation reserve	24
Profit and loss account	9,400

Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible(7)	6,113
Debt securities in issue(8)	67,806

Total indebtedness	80,083

Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

(1)	On June 1, 2005, we consolidated the 150,000,000 preference shares of $0.01 into 6,000,000 preference shares of $0.25 each, and authorized a further 74,000,000 of such shares.
(2)	On June 1, 2005, we authorized 400,000 preference shares of $100 each. On June 8, 2005, we issued 100,000 of such shares at an issue price of $10,000 per share.
(3)	On June 1, 2005, we authorized 400,000 preference shares of £100 each. On June 22, 2005, we issued 75,000 of such shares at an issue price of £9,956.20 per share.
(4)	On March 15, 2005, we issued 140,000 preference shares of Euro 100 each at an issue price of Euro 9,911.80 per share.
(5)	This figure reflects 1,000 preference shares of £1 each issued by us to Barclays PLC on December 31, 2004.
(6)	As a result of the issue of the preference shares referred to in footnotes 2, 3 and 4 share premium has increased by approximately £2.2 billion (using, for non-sterling issues, the exchange rate prevailing at the date of issue of such shares).
(7)	On February 23, 2005, we issued $150,000,000 4.75% Fixed Rate Subordinated Notes due 2015. On February 25, 2005, we issued $1,500,000,000 Callable Floating Rate Subordinated Notes due 2015. On April 15, 2005, Euro 115 million Floating Rate Subordinated Notes due 2005 matured and on April 25, 2005 Euro 300 Million Floating Rate Subordinated Notes due 2005 matured. On June 1, 2005, we issued $75,000,000 4.38% Fixed Rate Subordinated Notes due 2015.
(8)	On the basis of our internal unaudited IFRS figures, the amount of debt securities in issue increased from £81 billion to approximately £95 billion between January 1, 2005 and May 31, 2005. This represents an increase of approximately 18%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark- to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

In the opinion of Sullivan & Cromwell LLP, your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your Note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will require you to include amounts in taxable income in excess of the amount actually received. Such excess amounts will be available as an ordinary loss upon maturity of your Note. See “Adjustments to Interest Accruals on the Notes” below.

We have determined that the comparable yield is       % per annum, compounded annually. You may obtain the projected payment schedule by submitting a written request for it to Director, Barclays Tax, Barclays Capital, 200 Cedar Knolls Road, 3rd Floor, Whippany, New Jersey 07981. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. It is conceivable that the Internal Revenue Service may challenge our determination of the projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield and decreased by any stated interest received in respect of the Note.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about August , 2005, which will be the fifth business day following the date of this pricing supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement of the next succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$
BARCLAYS BANK PLC
PRINCIPAL PROTECTED NOTES DUE August      , 2010
LINKED TO THE PERFORMANCE OF A BASKET OF REAL ESTATE INVESTMENT
TRUSTS

PRICING SUPPLEMENT

AUGUST      , 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

____________________

Barclays Capital